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EXHIBIT 12.1

RHYTHMS NETCONNECTIONS INC.

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                   COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS


                                                                                                              Pro Forma
                                    February 27, 1997                               Three months     Year ended       Three months
                                     (Inception) to     Years ended December 31,   ended March 31,   December 31,   ended March 31,
                                    December 31, 1997      1998          1999          2000             1999              2000
                                    -----------------------------------------------------------------------------------------------
                                                                     (amounts in thousands)
Pre-tax loss                           ($2,422)         ($36,334)     ($218,880)     ($118,031)      ($261,307)       ($123,387)

Fixed charges:
  Interest expense                           1            13,779         52,537         22,164          94,964           27,520
  Appropriate portion (1/3)
    of rentals                              15               667          7,000          4,419           7,000            4,419
                                    -----------------------------------------------------------------------------------------------
Total fixed charges                         16            14,446         59,537         26,583         101,964           31,939
                                    -----------------------------------------------------------------------------------------------
Pre-tax loss plus fixed charges         (2,406)          (21,888)      (159,343)       (91,448)       (159,343)         (91,448)

Preferred dividend requirements
  and accretion                              0                 0              0          2,609          46,592           11,475

Total fixed charges                         16            14,446         59,537         26,583         101,964           31,939
                                    -----------------------------------------------------------------------------------------------
Total fixed charges, preferred
  dividends and accretion                   16            14,446         59,537         29,192         148,556           43,308
                                    -----------------------------------------------------------------------------------------------
Deficiency of earnings to
  combined fixed charges and
  preferred dividends                  ($2,422)         ($36,334)     ($218,880)     ($120,640)      ($307,899)       ($134,862)
                                    ===============================================================================================

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We issued $300 million of 14% senior notes due 2010 on February 23, 2000. In addition, our Series E preferred stock and Series F preferred stock were issued in March 2000. Accordingly, the interest on the 14% senior notes and the dividends related to the Series E preferred stock and Series F preferred stock are not included in the historical information for the period from February 27, 1997 (inception) to December 31, 1997 or for the years ended December 31, 1998 and 1999. The interest on the 14% senior notes and the preferred stock dividends are included in the historical information for the three months ended March 31, 2000 from their respective issuance dates. The pro forma amounts are calculated assuming that the 14% senior notes and the Series E preferred stock and Series F preferred stock were outstanding since the beginning of each of the periods presented.